SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$48,216,244	$2,690
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $1.55 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 1.       Summary Term Sheet; Item 4.  Terms of the Transaction.

(1)      The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Friday, October 23, 2009  (which is the end of the day on October 23, 2009).

(2)      The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(xi) and is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

(1)      Each reference to “August 13, 2009” in the sixth-to-last and ninth-to-last paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase is hereby replaced with a reference to “August 20, 2009”.

(2)      The third and fourth paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“Parent’s Board of Management reviews the business of Parent and its subsidiaries on an ongoing basis and, as a regular part of that process, considers potential opportunities for business combinations, acquisitions, dispositions and other alternatives from time to time.  In October 2008, Eelco Blok, a director of the Company and a member of Parent’s Board of Management, and W.T.J. Hageman, Parent’s Executive Vice President Finance, requested that certain members of Parent’s management form a working group to evaluate the Company’s performance during the period since Purchaser became the Company’s majority owner in October 2007.  The working group consisted initially of W.T.J. Hageman, Kenji Uematsu (Parent’s M&A department), Jan Rodenburg (Parent’s M&A department), Michel Hoekstra (Parent’s legal department) and Jasper van Halder (Parent’s legal department).

The members of the working group collaborated throughout the latter half of October 2008 to develop for Parent’s Board of Management an assessment of the Company’s performance and to investigate Parent’s and Purchaser’s options with respect to the Company.  In assessing the Company’s performance, the working group analyzed various operating and financial metrics of the Company, as well as developments in the Share price and Wall Street equity research assessments of the Company in the period leading up to October 2008.  The options investigated by the working group included maintaining Purchaser’s current ownership stake, selling Purchaser’s Shares and acquiring the outstanding Shares not already owned by Purchaser.  Because the working group wanted to evaluate all options, and because the working group understood that the going private option would involve a more complicated process than the other options then under consideration, the working group requested preliminary advice from Parent’s U.S. corporate counsel Cravath, Swaine & Moore LLP (“Cravath”) regarding legal considerations generally applicable to going private transactions.  However, Cravath was not officially engaged at that time to provide advice on going private alternatives on a going forward basis.

Parent’s Board of Management discussed the working group’s evaluation of the Company’s performance during the period since October 2007 at a meeting held on October 30, 2008.  At that meeting, the working group advised Parent’s Board of Management that it was reviewing Parent’s and Purchaser’s options with respect to the Company. The Board of Management discussed the working group’s assessment of the Company’s performance since October 2007 in terms of several key operating and financial metrics, including revenues, EBITDA and Share price.  In addition, the working group discussed with the Board of Management various considerations pertaining to each of Parent’s and Purchaser’s options with respect to the Company.  After these discussions, Parent’s Board of Management determined not to pursue a sale of Purchaser’s stake or an acquisition of additional Shares at that time and elected instead to continue to focus on improving the performance of the Company under the existing ownership structure.”

(3)      The sixth paragraph under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“In April 2009, after the Company’s performance had continued to deteriorate in terms of certain key metrics, including total net revenues and Share price, the working group gave renewed consideration to Parent’s and Purchaser’s options with respect to the Company.  The working group collaborated to review the Company’s results for the first quarter of 2009 in detail and to perform an analysis of the Company’s business, key value drivers and prospects.  As a part of this process, the working group consulted with employees of Parent with day-to-day responsibility for supporting Parent’s business relationship with the Company. The working group also consulted with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Cravath in order to explore the financial, strategic and legal aspects of Parent’s and Purchaser’s options with respect to the Company.  At this time, Daniel Braat (Parent’s M&A department) and Matthew House (Parent’s M&A department) joined the working group and Kenji Uematsu left the working group.  On April 16, 2009, Parent’s Board of Management and certain members of the working group discussed Parent’s and Purchaser’s options at a meeting of the Board of Management.  Parent’s Board of Management instructed such members of the working group to continue to give consideration to Parent’s and Purchaser’s options at that time.”

(4)      The following is hereby added after the last sentence of the seventh paragraph under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase:

“On these conference calls, the participants discussed various considerations applicable to the options being investigated by the working group, which options included maintaining Purchaser’s current ownership stake, selling Purchaser’s Shares and acquiring the outstanding Shares not already owned by Purchaser.  With respect to the status quo option, the participants discussed several options potentially available to the Company under the current ownership structure by which returns to all stockholders might be improved.  Among other things, the participants discussed ways in which the Company could return capital to stockholders and a strategy of pursuing acquisitions.  With respect to the possibility of selling Purchaser’s Shares, the participants discussed the typical process and timeline associated with a sale to a third party and, among other things, discussed the considerations that might be relevant to a hypothetical buyer in evaluating an acquisition of Purchaser’s Shares.  With respect to the going private option, the discussions included an overview of the differences in the typical process and timeline and the legal framework associated with available alternative approaches to a going private transaction.  The participants discussed the benefits and drawbacks of the various approaches (see “Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”).”

(5)  The fifteenth and sixteenth paragraphs under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase are hereby amended and restated as follows:

“At the request of the working group, on July 8, 2009, Morgan Stanley presented updated valuation analyses to certain members of the working group via teleconference, which analyses are summarized in “Special Factors—Section 6—Summary of Morgan Stanley Presentations”.  On that call, such members of the working group and Morgan Stanley discussed hypothetical pricing scenarios in connection with a possible tender offer to acquire the Shares not already owned by Purchaser.

At a meeting on July 9, 2009, Parent’s Board of Management held a discussion with certain members of the working group regarding considerations pertinent to an acquisition of the Shares not already owned by Purchaser.  Such members of the working group summarized the options previously discussed with the Board of Management at its June 4, 2009 meeting and updated the Board of Management on the current status of the Company and of the working group’s investigation of Parent’s and Purchaser’s options with respect to the Company.  The Board of Management and such members of the working group discussed the Company’s business performance and the working group’s assessment as to whether that performance could be improved if the Company were a wholly owned member of the KPN Group.  Such members of the working group also explained the process associated with a tender offer.  Following that meeting, the secretary of Parent’s Board of Management sent materials prepared by the working group to Parent’s Supervisory Board for information purposes.  Under Parent’s internal governance procedures, the total consideration offered in the Offer was not of sufficient size to require the approval of Parent’s Supervisory Board, and therefore such approval was not sought or obtained in connection with the Offer.

 On July 10, 2009, following the close of the NASDAQ, the working group and Morgan Stanley held a conference call to discuss considerations pertinent to the determination of a price that might be offered in a tender offer for the minority Shares, including, among other factors, premia to trading prices offered in precedent minority buy-in transactions.  (See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.”)  In its deliberations regarding an appropriate offer price, the working group also considered the range of per Share equity values implied by the discounted cash flow sensitivity analysis prepared by Morgan Stanley (see “Special Factors—Section 6—Summary of Morgan Stanley Presentations”) and by the working group’s own internal analyses.  Taking all of these considerations into account, the working group considered an offer price in the range of $1.55 to $1.60 per Share, finally determining to recommend to Parent’s Board of Management an offer price of $1.55 per Share in the event that the Board of Management determined to proceed with a tender offer.  The working group considered that $1.55 per Share represented a premium to the recent trading price of the Shares in line with precedent transactions with similar characteristics, was in the top half of the range implied by the discounted cash flow analysis prepared by Morgan Stanley and otherwise represented a fair price for the minority Shares for the reasons set forth in “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger.””

(6)       The following is hereby added at the end of “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase:

 “On August 13, 2009, Parent, Purchaser, Merger Sub and certain individual defendants filed an answer in the Court of Chancery of the State of Delaware responding to the plaintiff’s allegations in the iBasis Delaware Action.  On August 13, 2009, Parent and Purchaser also filed counterclaims  (the “Delaware Counterclaims”) against the Company and Company directors Robert H. Brumley, Charles N. Corfield, Ofer Gneezy, W. Frank King and Gordon J. VanderBrug. In the Delaware Counterclaims, among other things, Parents seeks the invalidation of the “poison pill” purportedly adopted by the Company in violation of the Company’s bylaws and the Purchase and Sale Agreement.

 On August 14, 2009, the Delaware Court of Chancery ordered an evidentiary hearing on October 8, 2009 and October 9, 2009 to address the merits of the claims asserted by the Company in its complaint in the iBasis Delaware Action and the claims asserted by Parent in the Delaware Counterclaims.

 On August 18, 2009, the Company commenced a lawsuit (the “iBasis New York Action”) against Parent, Purchaser and certain other parties in the United States District Court for the Southern District of New York seeking, among other things, to enjoin Parent and Purchaser from acquiring any additional shares of the Company.  The iBasis New York Action is described in greater detail in Amendment No. 3 to the Tender Offer Statement and Rule 13e-3 Transaction Statement.”

Item 11.      Additional Information.

(1)       The paragraph under the subheading “Interlocking Directors and Officers” in “Special Factors—Section 12—Interests of Certain Persons in the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“In considering the Offer and any position taken by the Company with respect to the Offer, stockholders of the Company should be aware that certain officers and directors of the Company have interests in connection with the Offer which may present them with certain actual or potential conflicts of interest.  Currently, two of the seven directors of the Company, Eelco Blok and Joost Farwerck, have been nominated by Purchaser.  Mr. Blok is an executive officer of Parent and a member of Parent’s Board of Management.  Mr. Farwerck is an officer of Purchaser and director of Parent’s Segment Wholesale and Operations department.  Mr. Farwerck is not a member of Parent’s Board of Management or Supervisory Board. Mr. Blok participated in most of the Board of Management’s discussions and deliberations regarding Parent’s and Purchaser’s options with respect to the Company and received periodic updates from the working group on the status of its investigation of these options.  Mr. Farwerck participated in certain discussions with the working group and Parent’s Board of Management in connection with the consideration of these options.  Mr. Blok and Mr. Farwerck were not members of the working group.  Mr. Blok and Mr. Farwerck do not serve on the special committee that has been established by the board of directors of the Company in connection with the Offer and, except for voting to establish the special committee, have recused themselves from all deliberations of the board of directors of the Company with respect to the Offer.”

(2)       Item 11, section (a)(5), of the Schedule TO is hereby supplemented by the following information:

(i)
On August 13, 2009, Parent, Purchaser, Merger Sub and certain individual defendants filed an answer in the Court of Chancery of the State of Delaware responding to the plaintiff’s complaint in the iBasis Delaware Action.  On August 13, 2009, Parent and Purchaser also filed counterclaims  (the “Delaware Counterclaims”) against the Company and Company directors Robert H. Brumley, Charles N. Corfield, Ofer Gneezy, W. Frank King and Gordon J. VanderBrug (collectively, the “Delaware Counterclaim-Defendants”).  In the Delaware Counterclaims, styled as KPN B.V. and Koninklijke KPN N.V. v. iBasis, Inc., et al., Civil Action No. 4774-VCS, Parent and Purchaser allege that the Delaware Counterclaim-Defendants’ violated the clear and unambiguous terms of the Company’s bylaws and the Purchase and Sale Agreement, as well as their fiduciary duties, by purporting to adopt a “poison pill”.  Parent and Purchaser seek declaratory relief, including a declaration that the “poison pill” is null and void, and to enjoin the Delaware Counterclaim-Defendants from taking any unlawful steps to impede or frustrate the ability of the Company’s stockholders to consider and make their own determination as to whether to accept the terms of the Offer, or to take any other unlawful action to thwart or interfere with the Offer.

(ii)
On August 18, 2009, the Company filed a complaint in the United States District Court for the Southern District of New York against Parent, Purchaser, Merger Sub, and individual officers and members of the Board of Management of Parent (collectively, the “New York Defendants”).  In the action, captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 09-CV-7288 (the “iBasis New York Action”), the Company alleges that (i) the New York Defendants violated Section 14(e) of the Securities Exchange Act of 1934 because Purchaser’s Schedule TO contains false and misleading statements, omissions or is otherwise misleading with respect to material facts, and Purchaser’s Offer to Purchase contains false and misleading statements of material fact; (ii) the New York Defendants violated Section 14(e) of the Securities Exchange Act of 1934 because Purchaser’s amendments to its Schedule TO, dated August 6, 2009 and August 13, 2009, contain false and misleading statements, omissions or are otherwise misleading with respect to material facts; (iii) Parent, Purchaser, Merger Sub and two individual defendants violated
Section 13(d) of the Securities Exchange Act of 1934 and Rules 13d-1 and 5 by filing false and misleading Schedule 13D and amendments; and (iv) Parent, Purchaser and five individual defendants are liable as control persons pursuant to Section 20(a) of the Securities Exchange Act of 1934 for violations of Sections 13(d) and 14(e) by Parent, Purchaser and/or Merger Sub.  The Company seeks (i) to enjoin the New York Defendants from acquiring additional shares of iBasis stock until the New York Defendants file accurate and compliant Schedule 13D and Schedule TO disclosures; (ii) to enjoin the New York Defendants from making any further misstatements or omissions or engaging in further fraudulent schemes in connection with, or otherwise related to, their filings on Schedule 13D and Schedule TO (including amendments) or in communications with iBasis and the investing public regarding the Offer; (iii) to enjoin Parent and Purchaser from exercising any rights as iBasis stockholders, including their voting rights, until 30 days after they correct by public means their material misstatements and omissions in the Schedule 13D, Schedule TO and all amendments thereto; (iv) declaratory relief; (v) an order directing the New York Defendants to correct their misstatements by public means and to file with the SEC truthful and accurate Schedule 14D and Schedule TO disclosures; (vi) an award of the Company’s costs and disbursements in the action, including reasonable attorneys’ fees, and experts’ fees; and (vii) such other relief as the court may deem just and proper.

The New York Defendants believe that the iBasis New York Action is entirely without merit and that they have valid defenses to all claims.  The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

Item 12.       Exhibits.

(1)       The following exhibits are filed herewith:

(a)(1)(xi)	Press release issued by Parent on August 21, 2009.
(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware.

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009).

(2)       All references to the Expiration Date set forth in the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to reflect the Expiration Date as midnight, New York City time, on Friday, October 23, 2009.

Item 13.     Information Required by Schedule 13E-3

Item 7.       Purposes, Alternatives, Reasons and Effects.

(1)      The following sentence is hereby added after the first sentence in the fifth paragraph under the subheading “Purpose of and Reasons for the Offer” in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”:

“Because the second quarter of 2009 was the first full fiscal period during which the integration was complete, the financial results for this period provided us—and other stockholders of the Company—with new information that was helpful in evaluating the actual impact of the integration on the Company’s results and, by extension, prospects.”

(2)      The following sentence is hereby added after the last sentence in the fifth paragraph under the subheading “Purpose of and Reasons for the Offer” in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”:

“The international carrier market in which the Company operates is highly fragmented at the present time, but several notable transactions announced in 2009, such as transactions between Belgacom International Carrier Services and MTN Group and between BT Group and Tata Communications, suggest an outsourcing and consolidation trend.  We believe that, as a wholly owned member of the KPN Group, the Company would be better positioned to participate successfully in this trend.”

Item 8.       Fairness of the Transaction.

(1)      The first bullet point under the fourth paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase is hereby amended and restated as follows:

“●
The Shares have historically traded at higher levels than current and recent trading prices.  The 52-week average closing price on July 10, 2009, the last full trading day before the initial public announcement of our offer to acquire the Shares not already owned by us, was $1.84 per Share.  However, we also considered that we see no clear catalyst (in the absence of the Offer) for significant improvement in Share trading prices in the foreseeable future.  Although we did not have a view as to the likelihood of some (as opposed to significant) Share price improvement in the foreseeable future, we believed that prospects for significant improvement in Share trading prices (in the absence of the Offer) were limited because we did not believe significant improvements in the Company’s performance were likely given the Company’s circumstances and ability to execute its strategy.”

(2)      The following paragraph is hereby added after the fourth paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase:

“Our consideration of the factors described above with respect to the fairness of the Offer Price to unaffiliated stockholders of the Company is predicated on the assumption that the Company is a going concern.  As discussed above, we considered, among other factors, the analyses of Morgan Stanley in the July 8 Presentation in our assessment of the fairness of the Offer Price, which analyses, such as the discounted cash flow sensitivity analysis, could be considered to be relevant to the going concern value of the Company.  See “Special Factors—Section 6—Summary of Morgan Stanley Presentations.” With respect to the discounted cash flow sensitivity analysis, we considered that it contained a range of implied Share prices between $0.82 per Share and $1.88 per Share.  Although the top end of this range exceeded the Offer Price, we considered that the Offer Price exceeded the midpoint of this range by a significant margin.”

(3)      The following sentence is hereby added before the first sentence of the penultimate paragraph under “Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase:

“We did not consider the trading price of the Shares during the period between the initial public announcement of the Offer and the commencement of the Offer in assessing the fairness of the Offer Price to unaffiliated stockholders of the Company.”

Item 9.       Reports, Opinions, Appraisals and Negotiations.

(1)      The first paragraph under “Special Factors—Section 6—Summary of Morgan Stanley Presentations” of the Offer to Purchase is hereby amended and restated as follows:

“In connection with the consideration by Parent of the Offer, Parent engaged Morgan Stanley as its exclusive financial advisor, effective April 22, 2009.  Morgan Stanley had advised Parent in connection with the initial acquisition of Shares by Purchaser in the 2007 Transactions.  Parent selected Morgan Stanley in connection with Parent’s consideration of the Offer based on Morgan Stanley’s qualifications, experience, reputation and its knowledge of the business and affairs of Parent and the Company, resulting in part from Morgan Stanley’s involvement in the 2007 Transactions.  Parent had preliminary discussions with another potential financial advisor but decided to retain Morgan Stanley.”

Item 13.     Financial Statements.

(1)       In the first paragraph under the heading “Historical Selected Financial Information” under “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase, each reference to “March 31” is hereby replaced with a reference to “June 30” and each reference to “three months” is replaced with a reference to “six months”.

(2)       The financial information tables and succeeding paragraph under the heading “Historical Selected Financial Information” under “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase are hereby amended and restated as follows:

“	Six Months Ended June 30 (unaudited),		Year Ended December 31,
	2009	2008	2008	2007
	(in thousands, except per Share data)
Income Statement Data

Total net revenues	$496,792	$685,743	$1,323,585	$938,558
Data communications and telecommunications costs--external parties (excluding depreciation and amortization)	401,812	564,183	1,081,460	733,160
Data communications and telecommunications costs--related parties (excluding depreciation and amortization)	32,165	48,679	105,840	114,242
Engineering and network operations expenses	9,951	12,656	23,320	13,222
Selling, general and administrative expenses	34,034	39,251	74,849	38,368
Merger related expenses	---	---	---	2,019
Depreciation and amortization	19,043	15,719	31,998	12,743
Impairment of goodwill	---	---	214,651	---
Income (loss) from operations	(213)	5,255	(208,533)	24,804
Net income (loss)	(5,690)	(2,059)	(230,989)	16,123
Net income (loss) per Share: Basic	(0.08)	(0.03)	(3.15)	0.33
Net income (loss) per Share: Diluted	(0.08)	(0.03)	(3.15)	0.33
Ratio of earnings to fixed charges (1)	(0.4)	3.8	(66.1)	34.7

	June 30,		December 31,
	2009 (unaudited)	2008 (unaudited)	2008	2007
	(in thousands)
Balance Sheet Data

Total current assets	$284,933	$298,157	$300,388	$275,304
Property and equipment, net	28,316	37,024	34,836	34,966
Other assets	1,395	1,975	1,573	7,008
Intangible assets, net	77,531	95,781	87,206	93,800
Goodwill	17,324	248,795	17,324	248,795
Total assets	409,499	681,732	441,327	659,873
Total current liabilities	301,872	316,944	321,832	296,060
Long-term debt, net of current portion	19,236	30,593	27,380	25,000
Deferred income taxes	2,331	2,706	2,534	2,942
Other long-term liabilities	894	1,016	1,063	1,381
Total liabilities	324,333	351,259	352,809	325,383
Stockholders’ equity	85,166	330,473	88,518	334,490

(1)  The Company has not reported a ratio of earnings to fixed charges for the periods set forth above.  The ratio of earnings to fixed charges set forth above has been computed based on publicly available information.  For purposes of determining this ratio, we have assumed no interest component of rental expense.

Book value per share is not a term defined by generally accepted accounting principles.  Book value per share is calculated by dividing stockholders’ equity by the number of shares of common stock outstanding.  Assuming 71,228,328 Shares outstanding, book value per Share as of June 30, 2009 would have been $1.20.”

(3)      The unaudited consolidated financial statements of the Company for the six months ended June 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed by the Company on August 7, 2009.

(4)       The text and summarized financial information under the heading “Recent Developments” under “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase are hereby deleted.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: August 21, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: August 21, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: August 21, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

* Previously filed